EQUITY TRANSFER AGREEMENT

Assignor * Nie Fenying (Hereinafter referred to as Party A)
ID No. 610423196609081320
Adress: Group 2, Dong Jie village, Town of Yun Yang, Jing Yang county, Shaan Xi Province

Assignor * Zhu Yuanfeng (Hereinafter referred to as Party B)
ID No. 612526198112047595
Adress: Yang Jia Ling residents' committee, Bao Ta Shan, Bao Ta area, City of Yanan

Assignee: Hongkong Merit Enterprise Limited(Hereinafter referred to as Party C)
Domicile: 706,7/F.,New Victory House, Wing Lok Street, Sheung Wan, H.K.

Whereas*
1. Shaan Xi Hui Tong Food Development Co. Ltd. (Hereinafter referred to as "company") is a legally registered limited liability corporation which is registered in Xi'an administrative bureau of industry and commerce, with its registered No. 610000100001217. The registered capital is 1,000.000 RMB and the address for its domicile is A-12601, Van Metropolis, #35 Tangyan Road, High-tech Zone, Xi'an.

2. Ms. Nie Fenying and Mr. Zhu Yuanfeng are the Natural person shareholders in Shaan Xi Hui Tong Food Development Co. Ltd. Party A-- Ms. Nie Fenying holds 80% of the general capital* while Party B-- Mr. Zhu Yuanfeng holds 20% of the general capital.

Party A and Party B intend to to transfer the total equity (100%) they hold in the company to Party C, and Party C is willing to accept the total equity held by Party A and Party B in the company.

After the friendly consultation between Party A, Party B and Party C, the following agreement is reached as to the issues relating to the withdrawal of Party A and Party B and the rights and obligations Party C will carry out instead of the other two parties in the company:

* Party A and Party B transfer the total capital they contributed when the company is established*which takes 100% of the company's registered capital*and the various of rights and obligations *including the rights and obligations prescribed by laws and regulations* by shareholder agreement and by articles of incorporation---- hereinafter referred to as "transferred rights and obligations"* correspondingly to Party C. Party C is willing to accept these transfered rights and obligations.
* Party A, Party B and Party C agree that the price for this transfer is ____1,000.000______RMB, while the transfer price for the equity held by Party A is __800*000__RMB and the transfer price for the equity held by Party B is __200*000__RMB. The overall transfer payment is paid in spot exchange by Party C in Hongkong dollars and is converted according to the exchange rate quoted by the State on that day. The transfer payment expressed below is taking RMB as the unit. The actual paid Hongkong dollars is converted according to this item.

* After this agreement is approved by the State examining and approving body, the company will be altered into a foreign-investment enterprise in accordance with the relating legal regulations. Party A, Party B and Party C agree that within 30 days beginning from the date on which the business licence for the new foreign-investment enterprise is issued, Party C will pay the transfer payment in Hongkong dollars( which is equivalent to1,000.000 RMB in total) to Party A and Party B separately. The concrete payment way should be otherwise specified by the 3 parties in accordance with the related State regulations.

IV Relevant procedures of withdrawal from the Company of Party A and Party B must be executed immediately after the signing of this Agreement. Party A, Party B and Party C shall coordinate with each other to apply to the Approval Authority and Industrial and Commercial Administrative Department for handling the relevant registration procedures for changes.

V Upon the signing of this Agreement, the original board of shareholders shall resolve that they agree to the change of transfer stipulated in this Agreement.

VI Before the effective of this Agreement, Party A and Party B shall enjoy the rights and assume the obligations according to their respective capital contribution share in the Company. After the effective of this Agreement, Party A and Party B shall withdraw from the Company, and all of their original rights and obligations shall be assumed by Party C.

VII Party C undertakes that: After the Company's alternation to wholly (solely) foreign-owned enterprises, no change will be made in the name, domicile, registered capital and business scope of the Company, and all of the rights and indebtedness of original Company shall be assumed by Party C.

VIII  Party  C  undertakes  that:  After the Company's  alternation  to  wholly
    (solely) foreign-owned enterprises, Party C shall arrange for original employees in the Company, and shall sign a new contract of labour and employment.

IX After the effective of this Agreement, either Party who fails to comply with this Agreement and causes economic losses to the other Party shall compensate for the losses of observant Party, including expected loss of future profit.

X Interpretation of Law of PRC will apply to this Agreement. If the parties dispute due to the content or fulfillment of this Agreement, they shall resolve through friendly negotiation. If the negotiation fails, either Party may submit the disputes to China International Economic and Trade Arbitration Commission, northwest commission for arbitration. The arbitral award by this commision is final and binding upon all parties.

XI This Agreement will have 15 copies. Each Party shall keep a copy. The remaining copies shall be used for applying to the relevant government department for handling the change of merger and acquisition.

XII This Agreement is signed on January 22, 2008 in Xi'an, PRC, and will be effective from the date of approval by Approval Authority.

Party A: Nie Fenying
Date: January 22, 2008

Party B: Zhu Yuanfeng
Date: January 22, 2008

Party C: Hongkong Merit Enterprise Limited
Authorized representative: He Liling
Date: January 22, 2008